Exhibit 21
Subsidiaries of the Registrant: The following table lists subsidiaries of the registrant which meet the definition of “significant subsidiary” according to Regulation S-X:

Name Under Which Company Does Business	State of Incorporation	Distribution Channel (Division)
Globe Life And Accident Insurance Company	Nebraska	Direct to Consumer
American Income Life Insurance Company	Indiana	American Income Life Division
Liberty National Life Insurance Company	Nebraska	Liberty National Division

While United American Insurance Company (Nebraska) and Family Heritage Insurance Company (Ohio) do not qualify as a significant subsidiaries in accordance with Regulation S-X, management views these subsidiaries as significant to our operations.

All other exhibits required by Regulation S-K are listed as to location in the “Index of documents filed as a part of this report” in this report. Exhibits not referred to have been omitted as inapplicable or not required.